Exhibit 99.2

TASEKO MINES LIMITED

Management’s Discussion and Analysis

This management discussion and analysis (“MD&A”) is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards (“IFRS”) for the three and six months ended June 30, 2019 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of August 6, 2019. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

CONTENTS

OVERVIEW	3

HIGHLIGHTS	3

REVIEW OF OPERATIONS	5

GIBRALTAR OUTLOOK	6

REVIEW OF PROJECTS	6

ANNUAL GENERAL MEETING	8

MARKET REVIEW	8

FINANCIAL PERFORMANCE	9

FINANCIAL CONDITION REVIEW	13

SUMMARY OF QUARTERLY RESULTS	17

CRITICAL ACCOUNTING POLICIES AND ESTIMATES	17

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING	18

RELATED PARTY TRANSACTIONS	19

NON-GAAP PERFORMANCE MEASURES	20

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, operated through the Gibraltar joint venture (“Gibraltar”), which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also wholly owns the Florence Copper Project, which is advancing towards production, as well as the Aley niobium, Harmony gold, Yellowhead copper, and New Prosperity gold-copper projects.

HIGHLIGHTS

Financial Data	Three months ended June 30,			Six months ended June 30,

(Cdn$ in thousands, except for per share amounts)	2019	2018	Change	2019	2018	Change
Revenues	86,521	94,273	(7,752)	156,795	158,452	(1,657)
Earnings from mining operations before depletion and amortization*	18,646	36,267	(17,621)	34,375	49,811	(15,436)
Earnings (loss) from mining operations	(11,492)	18,312	(29,804)	(15,947)	17,076	(33,023)
Net loss	(11,012)	(4,671)	(6,341)	(18,943)	(23,152)	4,209
Per share - basic (“EPS”)	(0.04)	(0.02)	(0.02)	(0.08)	(0.10)	0.02
Adjusted net income (loss)*	(17,471)	2,337	(19,808)	(31,890)	(8,662)	(23,228)
Per share - basic (“adjusted EPS”)*	(0.07)	0.01	(0.08)	(0.13)	(0.04)	(0.09)
Adjusted EBITDA*	14,660	32,251	(17,591)	24,905	39,788	(14,883)
Cash flows provided by operations	11,073	20,349	(9,276)	18,264	31,905	(13,641)

Operating Data (Gibraltar - 100% basis)	Three months ended June 30,			Six months ended June 30,
	2019	2018	Change	2019	2018	Change
Tons mined (millions)	26.6	27.4	(0.8)	50.0	54.1	(4.1)
Tons milled (millions)	7.7	7.5	0.2	14.5	15.0	(0.5)
Production (million pounds Cu)	34.7	33.5	1.2	59.5	56.4	3.1
Sales (million pounds Cu)	32.3	32.2	0.1	55.6	55.0	0.6

   *Non-GAAP performance measure. See page 20 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

Second Quarter Review

●	Second quarter earnings from mining operations before depletion and amortization* were $18.6 million, and Adjusted EBITDA was $14.7 million;

●	Cash flow from operations was $11.1 million, a 54% increase over the first quarter of 2019;

●	Copper production in the second quarter was 34.7 million pounds and copper sales were 32.3 million pounds (100% basis), both increasing 39% over the first quarter of 2019;

●	Molybdenum production was 653 thousand pounds; molybdenum prices remained steady and averaged US$12.18 per pound during the quarter;

●	Site operating costs, net of by-product credits* were US$1.71 per pound produced, a 10% decrease from the first quarter of 2019;

●	Net loss was $11.0 million ($0.04 per share) and adjusted net loss* was $17.5 million ($0.07 per share);

●

Depletion and amortization was $30.1 million in the second quarter, an increase of $10.0 million (or $0.04 per share) from the prior quarter due to increased depreciation of capitalized strip associated with ore processed from the Granite pit;

●

During the quarter, the Company entered into equipment refinancings on existing mine equipment at Gibraltar and received net proceeds of $22.2 million, and made its semi-annual bond interest payment of $14.3 million;

●

In April 2019, the Company announced first copper production from the test facility at the Florence Copper project. In June 2019, the Company announced its submission of the permit amendment application for the Aquifer Protection Permit to the Arizona Department of Environmental Quality and that it achieved commercial grade leach solution; and

●	The Company’s cash balance at June 30, 2019 was $42.0 million.

*Non-GAAP performance measure. See page 20 of this MD&A

TASEKO MINES LIMITED

Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018
Tons mined (millions)	26.6	23.3	28.4	29.0	27.4
Tons milled (millions)	7.7	6.8	7.1	8.0	7.5
Strip ratio	2.3	3.2	5.1	1.7	1.9

Site operating cost per ton milled (CAD$)*	$11.51	$10.88	$9.16	$10.60	$10.31

Copper concentrate
Head grade (%)	0.256	0.216	0.222	0.314	0.263
Copper recovery (%)	87.7	84.6	81.3	85.9	85.3
Production (million pounds Cu)	34.7	24.9	25.8	43.0	33.5
Sales (million pounds Cu)	32.3	23.3	42.7	28.8	32.2
Inventory (million pounds Cu)	5.5	3.1	1.6	18.5	4.2
Molybdenum concentrate
Production (thousand pounds Mo)	653	738	727	690	506
Sales (thousand pounds Mo)	708	770	738	709	424

Per unit data (US$ per pound produced)*
Site operating costs*	$1.92	$2.23	$1.92	$1.50	$1.78
By-product credits*	(0.21)	(0.32)	(0.30)	(0.16)	(0.12)
Site operating costs, net of by-product credits*	$1.71	$1.91	$1.62	$1.34	$1.66
Off-property costs	0.30	0.30	0.49	0.24	0.32
Total operating costs (C1)*	$2.01	$2.21	$2.11	$1.58	$1.98

*Non-GAAP performance measure. See page 20 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OPERATIONS ANALYSIS

Second Quarter Operating Results

Copper production in the second quarter was 34.7 million pounds. Copper grade for the quarter averaged 0.256%, which was in line with management expectations, the mine plan, and the life of mine average grade. Copper recovery in the mill was 87.7% during the quarter. Production was also positively affected by higher mill throughput during the quarter.

A total of 26.6 million tons were mined during the period, an increase of 3.3 million tons over the previous quarter as shovel fleet availability returned to planned levels. The strip ratio for the second quarter was 2.3 to 1.

Total site spending (including capitalized stripping costs) was 6% higher than the previous quarter. The increase was a result of higher mine operations costs from an increase in tons mined and timing of maintenance related costs. A smaller proportion of mining costs are being capitalized in the second quarter because of advancement in the Granite pit. Capitalized stripping costs totaled $2.0 million (75% basis) compared to $8.0 million in the prior quarter. These factors contributed to the increase in site operating cost per ton milled*, which was $11.51 for the period.

Molybdenum production was 653 thousand pounds in the second quarter. Molybdenum prices held steady and averaged US$12.18 per pound over the quarter. By-product credits per pound of copper produced* decreased to US$0.21 in the second quarter from US$0.32 in the previous quarter as a result of the increase in copper production.

Off-property costs per pound produced* were US$0.30 for the second quarter of 2019. Off-property costs consist of concentrate treatment, refining and transportation costs, and these costs are in line with recent quarters relative to copper sold.

GIBRALTAR OUTLOOK

Gibraltar is expected to produce approximately 130 million pounds (+/-5%) on a 100% basis in 2019, comparable to the production level achieved in 2018. While there will be quarterly fluctuations in both copper and molybdenum production, the Company does not anticipate those fluctuations to be as significant for the remainder of the year. The fundamentals for copper remain strong and most industry analysts are projecting a growing deficit and higher copper prices in the coming years.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our current focus is on the development of the Florence Copper Project.

  *Non-GAAP performance measure. See page 20 of this MD&A

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Florence Copper

Wellfield operations at the Production Test Facility (“PTF”) commenced in the fourth quarter of 2018. On April 12, 2019, the Company announced that the SX/EW plant was producing first copper and the first harvest from the PTF resulted in 3,700 pounds of copper cathode which was assayed at higher than 99.9% copper. In June, the Company announced that after approximately six months of operating the PTF, the leach solution reached commercial grade levels well in advance of expectations.

The main focus of the PTF phase is to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained, and provide valuable data to validate the Company’s leach model as well as optimize well design and performance and hydraulic control parameters. Successful operation of the in-situ leaching process will allow permits to be amended for the full scale commercial operation, which is expected to produce 85 million pounds of copper cathode annually for 20 years.

Two key permit amendments are required to commence construction of the commercial scale facility at Florence Copper. These are the Aquifer Protection Permit (“APP”) amendment application to the Arizona Department of Environmental Quality (“ADEQ”) and the permit amendment application for the Underground Injection Control (“UIC”) Permit to the U.S. Environmental Protection Agency (“EPA”). In June 2019, the Company submitted the APP amendment application to the ADEQ. The UIC permit amendment application was submitted to the EPA in the first week of August. It is anticipated that permitting of the commercial scale operation could be completed in the first half of 2020.

The estimated capital cost of the commercial scale operation is US$204 million based on the Company’s 2017 43-101 technical report and the Company has continued to advance various project financing options from debt providers, royalty companies, and potential joint venture partners. Management is targeting to have the project finance funding committed in advance of both the APP and UIC permit amendments being issued by the ADEQ and EPA, respectively.

Total expenditures at the Florence Project in the second quarter of 2019 were $3.5 million which includes PTF operation and other project development costs.

Yellowhead Copper

On February 15, 2019, the Company acquired all of the outstanding common shares of Yellowhead Mining Inc. (“Yellowhead”) that it did not already own, in exchange for 17.3 million Taseko common shares.

Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia. The project feasibility study dated July 31, 2014, proposed a 70,000 tonne per day concentrator with total pre-production capital costs of approximately $1 billion and an average operating cost of US$1.46 per pound of copper. Using US$3.00 per pound of copper, a Canadian/US dollar exchange rate of 0.80, an 8% discount rate and other assumptions from the 2014 feasibility study results in a pre-tax net present value of $1.1 billion.

Since the acquisition, Taseko has restarted the environmental review process for the Yellowhead Copper Project, and the Company’s technical team has commenced an engineering redesign of the project to enhance economics with the objective of issuing a new 43-101 technical report by the end of 2019.

Aley Niobium

Environmental monitoring and product marketing initiatives on the project continue. A drill program was completed in 2018 to collect samples for further metallurgical testing. A pilot plant scale program commenced in the second quarter on the currently bench scale proven niobium flotation and converter processes. The pilot plant will also provide final product samples for marketing purposes. Aley project expenditures were $0.1 million in the first half of 2019.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

New Prosperity

In June 2019, the Supreme Court of Canada dismissed the Tsilhqot’in First Nation application to appeal an earlier judgment by the BC Supreme Court and by the British Columbia Court of Appeal. These court rulings confirm that the Company can proceed with the site investigation work that was authorized by the Province of British Columbia in July 2017. The approved work program is investigative in nature and will gather hydrological and other information required for the British Columbia Mines Act Permitting process.

ANNUAL GENERAL MEETING

The Company’s Annual General Meeting was held on June 14, 2019 and shareholders voted in favour of all items of business before the meeting, including the election of all director nominees. Detailed voting results for the 2019 Annual General Meeting are available on SEDAR at www.sedar.com.

MARKET REVIEW

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

The average price of London Metals Exchange (“LME”) copper was US$2.77 per pound in the second quarter of 2019, which was slightly lower than the first quarter of 2019 and is approximately 11% lower than the second quarter of 2018. Changes in Chinese economic demand, copper supply disruptions, global trade policies, interest rate expectations and speculative investment activity have all contributed to the recent price volatility. Despite the short-term volatility, management continues to believe that the copper market will benefit from tight mine supply going forward.

The average molybdenum price was US$12.18 per pound in the second quarter of 2019, which was 3% higher than the first quarter of 2019. The Company’s sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of Gibraltar’s costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company’s operating results and unit production costs, which are reported in US dollars. The Canadian dollar weakened on average throughout the periods by 4% and 3%, respectively, for the three and six months ended June 30, 2019 compared to the same periods in 2018.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

The Company’s net loss was $11.0 million ($0.04 per share) for the three months ended June 30, 2019, compared to a net loss of $4.7 million ($0.02 per share) for the same period in 2018. The increased loss in the current period was primarily due to higher depletion and amortization expense relating to increased depreciation of capitalized stripping costs which is attributed to greater ore tons being mined from the Granite pit. This increase was partially offset by a $6.3 million unrealized foreign exchange gain as compared to an $7.7 million loss for the same period in 2018.

The Company’s net loss was $18.9 million ($0.08 per share) for the six months ended June 30, 2019, compared to a net loss of $23.2 million ($0.10 per share) for the same period in 2018. The lower net loss in the current period was primarily due to the $12.9 million unrealized foreign exchange gain as compared to an $16.1 million loss for the same period in 2018, partially offset by higher production costs and depletion and amortization expense as described above.

Earnings from mining operations before depletion and amortization* was $18.6 million and $34.4 million, respectively for the three and six months ended June 30, 2019, compared to $36.3 million and $49.8 million for the same periods in 2018. The decrease in earnings from mining operations before depletion and amortization* in the current periods was a result of lower realized copper prices and higher production costs, due to less waste stripping costs being capitalized compared to the same periods in 2018.

Included in net loss are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2019	2018	Change	2019	2018	Change
Net loss	(11,012)	(4,671)	(6,341)	(18,943)	(23,152)	4,209
Unrealized foreign exchange (gain) loss	(6,258)	7,729	(13,987)	(12,947)	16,061	(29,008)
Unrealized gain on copper put options	(276)	(987)	711	-	(2,152)	2,152
Estimated tax effect of adjustments	75	266	(191)	-	581	(581)
Adjusted net income (loss)*	(17,471)	2,337	(19,808)	(31,890)	(8,662)	(23,228)

   *Non-GAAP performance measure. See page 20 of this MD&A.

As at June 30, 2019, the Canadian dollar strengthened resulting in an unrealized foreign exchange gain of $6.3 million and $12.9 million, respectively, for the three and six months ended June 30, 2019. The unrealized foreign exchange gain was primarily driven by the translation of the Company’s US dollar denominated senior secured notes due in 2022.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Revenues

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2019	2018	Change	2019	2018	Change
Copper in concentrate	86,667	95,685	(9,018)	151,313	161,828	(10,515)
Molybdenum concentrate	8,511	4,834	3,677	17,448	9,848	7,600
Silver	1,081	1,229	(148)	2,093	2,169	(76)
Price adjustments on settlement receivables	(2,612)	(803)	(1,809)	(1,405)	(4,108)	2,703
Total gross revenue	93,647	100,945	(7,298)	169,449	169,737	(288)
Less: treatment and refining costs	(7,126)	(6,672)	(454)	(12,654)	(11,285)	(1,369)
Revenue	86,521	94,273	(7,752)	156,795	158,452	(1,657)

(thousands of pounds, unless otherwise noted)
Copper in concentrate*	23,320	23,267	53	40,170	39,752	418
Average realized copper price (US$ per pound)	2.69	3.13	(0.44)	2.78	3.06	(0.28)
Average LME copper price (US$ per pound)	2.77	3.12	(0.35)	2.80	3.14	(0.34)
Average exchange rate (US$/CAD)	1.34	1.29	0.05	1.33	1.28	0.05

  * This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the three and six months ended June 30, 2019 decreased by $9.0 million and $10.5 million, respectively, compared to the same periods in 2018, primarily due to lower realized copper prices in the current periods, partially offset by the weakening of the Canadian dollar relative to the US dollar.

During the three and six months ended June 30, 2019, negative price adjustments of $2.6 million and $1.7 million, respectively, were recorded for provisionally priced copper concentrate due to declining copper price trends following shipment. These adjustments resulted in a US$0.09 and US$0.03 per pound decrease to the average realized copper price for the three and six month period, respectively.

Molybdenum revenues for the three and six months ended June 30, 2019 increased by $3.7 million and $7.6 million, respectively, compared to the same periods in 2018. The increase was due to higher molybdenum sales volumes in the current periods. Molybdenum sales volumes (75% basis) were 531 and 1,108 thousand pounds, respectively, for the three and six months ended June 30, 2019, a result of higher molybdenum production and molybdenum prices above US$12 per pound. During the six months ended June 30, 2019, price adjustment of positive $0.3 million was recorded for provisionally priced molybdenum concentrate.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Cost of sales

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2019	2018	Change	2019	2018	Change
Site operating costs	66,694	57,671	9,023	122,124	106,548	15,576
Transportation costs	4,630	4,529	101	7,918	7,358	560
Changes in inventories of finished goods	(3,989)	813	(4,802)	(8,035)	(154)	(7,881)
Changes in inventories of ore stockpiles	540	(5,007)	5,547	413	(1,111)	1,524
Insurance recovery	-	-	-	-	(4,000)	4,000
Production costs	67,875	58,006	9,869	122,420	108,641	13,779
Depletion and amortization	30,138	17,955	12,183	50,322	32,735	17,587
Cost of sales	98,013	75,961	22,052	172,742	141,376	31,366
Site operating costs per ton milled*	$11.51	$10.31	$1.20	$11.21	$9.49	$1.72

   *Non-GAAP performance measure. See page 20 of this MD&A.

Site operating costs for the three and six months ended June 30, 2019 increased by $9.0 million and $15.6 million, respectively, compared to the same prior periods as less costs were capitalized in 2019 as the mine transitions from excess stripping in the Granite pit.

For the three and six months ended June 30, 2019, capitalized stripping costs were $2.0 million and $10.0 million, respectively, compared to $7.7 million and $22.3 million for the same periods in 2018. The remaining increase of $3.3 million for the three and six months ended June 30, 2019 is due to an increase in mine maintenance expenditures.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. Inventory of copper in concentrate increased by 2.4 million pounds in the second quarter, resulting in an increase in finished goods inventories (decrease in cost of sales) of $4.0 million. Inventory of copper concentrates increased by 3.9 million pounds in the six month period ended June 30, 2019, resulting in an increase in finished goods inventories (decrease in cost of sales) of $8.0 million.

The stockpiled ore tonnage increased by 0.4 million tons during the second quarter of 2019. During the same period, the Company recorded an impairment of $2.2 million to production costs to adjust the carrying value of ore stockpile inventories to net realizable value which more than offset the stockpile increase. During the six months ended June 30, 2019, stockpiled ore tonnage decreased by 0.9 million tons and the Company recorded an impairment of $1.2 million to adjust the carrying value of ore stockpile inventories to net realizable value.

Depletion and amortization for three and six months ended June 30, 2019 increased by $12.2 million and $17.6 million, respectively, over the same periods in 2018. These differences are primarily due to increased depreciation of capitalized stripping costs which has increased in the current year as greater ore tons are being mined from the Granite pit and as the mining in the Granite pit transitions away from excess stripping.

For the six months ended June 30, 2018, the Company had recognized an insurance recovery of $4.0 million (75% basis) related to the Cariboo region wildfires in 2017.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Other operating (income) expenses

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2019	2018	Change	2019	2018	Change
General and administrative	3,500	2,751	749	7,973	7,502	471
Share-based compensation expense (recovery)	399	200	199	2,113	(795)	2,908
Exploration and evaluation	566	690	(124)	1,035	1,535	(500)
Realized loss on copper put options	284	993	(709)	851	2,301	(1,450)
Unrealized gain on derivative instruments	(276)	(987)	711	-	(2,152)	2,152
Other income, net	(343)	(328)	(15)	(908)	(659)	(249)
	4,130	3,319	811	11,064	7,732	3,332

General and administrative costs have increased in three and six months ended June 30, 2019, compared to the same periods in 2018 primarily due to increases in consulting services and employee compensation.

Share-based compensation expense increased for the six months ended June 30, 2019, compared to the same period in 2018, primarily due to the revaluation of the liability for deferred share units. The lower share based compensation expense for the first half of 2018 was primarily due to the revaluation of the liability for deferred share units resulting from a decrease in the Company’s share price. Share-based compensation expense is comprised of amortization of share options and performance share units and the expense on the deferred share units. More information is set out in Note 15 of the June 30, 2019 condensed consolidated interim financial statements.

Exploration and evaluation costs for the three and six months ended June 30, 2019, represent costs associated with the New Prosperity and Yellowhead projects.

During the three and six months ended June 30, 2019, the Company incurred realized losses of $0.3 million and $0.9 million, respectively, from copper put options that settled during the period. The unrealized gain of $0.3 million in the second quarter of 2019 relates to the fair value adjustment of the matured copper put options.

Finance expenses

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2019	2018	Change	2019	2018	Change
Interest expense	8,559	7,889	670	16,812	15,699	1,113
Finance expense – deferred revenue	1,038	1,241	(203)	2,077	2,142	(65)
Accretion of PER	451	603	(152)	901	1,203	(302)
	10,048	9,733	315	19,790	19,044	746

Interest expense increased for the three months ended June 30, 2019, primarily due to $0.3 million in amortization of deferred financing charges and the foreign exchange impact on US dollar denominated interest payments, $0.2 million on the new equipment loan, and $0.2 million of interest related to lease liabilities now recognized under IFRS 16.

Interest expense increased for the six months ended June 30, 2019, primarily due to the $0.6 million foreign exchange impact on US dollar denominated interest payments and $0.4 million on equipment related debt.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Finance expense - deferred revenue represents the implicit financing component of the upfront deposit from the silver streaming arrangement with Osisko Gold Royalties Ltd. (“Osisko”).

Income tax

	Three months ended June 30,			Six months ended June 30,
(Cdn$ in thousands)	2019	2018	Change	2019	2018	Change
Current income tax expense	298	490	(192)	408	490	(82)
Deferred income tax expense (recovery)	(8,423)	2,092	(10,515)	(15,349)	(1,986)	(13,363)
	(8,125)	2,582	(10,707)	(14,941)	(1,496)	(13,445)
Effective tax rate	42.5%	123.6%	(81.1%)	44.1%	6.1%	38.0%
Canadian statutory rate	27%	27%	-	27%	27%	-
B.C. Mineral tax rate	9.6%	9.6%	-	9.6%	9.6%	-

The income tax recovery for the three and six months ended June 30, 2019 was mainly due to an increase in deferred taxes. Deferred taxes were recognized on losses for accounting purposes and timing differences arising from lower depreciation for tax purposes at Gibraltar. Foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied.

The current income tax expense represents an estimate of B.C. mineral taxes payable for the current period

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at June 30,	As at December 31,
(Cdn$ in thousands)	2019	2018	Change
Cash and cash equivalents	41,950	45,665	(3,715)
Other current assets	55,933	58,766	(2,833)
Property, plant and equipment	816,908	821,287	(4,379)
Other assets	47,854	47,005	849
Total assets	962,645	972,723	(10,078)
Current liabilities	44,914	47,578	(2,664)
Debt:
Senior secured notes	318,977	331,683	(12,706)
Equipment related financings	48,805	23,798	25,007
Deferred revenue	39,439	39,367	72
Other liabilities	174,002	183,220	(9,218)
Total liabilities	626,137	625,646	491
Equity	336,508	347,077	(10,569)
Net debt (debt minus cash and equivalents)	325,832	309,816	16,016
Total common shares outstanding (millions)	246.2	228.4	17.8

TASEKO MINES LIMITED

Management’s Discussion and Analysis

The Company’s asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities. Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Net debt has increased by $16.0 million in the first half of 2019. Total long-term debt increased by $12.3 million for the six months ended June 30, 2019, due to a new equipment loan, a sale leaseback transaction on some equipment at Gibraltar, and the recognition of $5.9 million of additional lease liabilities, under the new IFRS lease accounting standard as of January 1, 2019. These factors were partially offset by unrealized foreign exchange gains on the Company’s US dollar denominated debt and principal payments for leases and equipment loans.

The decrease in the cash balance in the first half of 2019 reflects capital expenditures at Florence and Gibraltar not funded from operating cash flows.

Deferred revenue relates to the advance payment received in March 2017 from Osisko for the sale of Taseko’s share of future silver production from Gibraltar.

Other liabilities decreased by $9.2 million mainly due to the decrease in deferred tax liabilities. Other liabilities includes the provision for environmental rehabilitation (“PER”) of $103.4 million at June 30, 2019.

As at August 6, 2019, there were 246,194,219 common shares outstanding. In addition, there were 10,899,900 stock options and 3,000,000 warrants outstanding at August 6, 2019. More information on these instruments and the terms of their exercise is set out in Note 15 of the June 30, 2019 unaudited condensed consolidated interim financial statements.

Liquidity, cash flow and capital resources

Cash flow provided by operations during the three months ended June 30, 2019 was $11.1 million compared to $20.3 million for the same period in 2018. Cash used for investing activities during the three months ended June 30, 2019 was $7.0 million compared to $24.2 million for the same period in 2018.

Investing cash flows in the second quarter includes $3.5 million of expenditures at the Florence Project, $2.0 million for capitalized stripping costs and $1.5 million for other capital expenditures at Gibraltar.

Cash flow provided by operations during the six months ended June 30, 2019 was $18.3 million compared to $31.9 million for the same period in 2018. Cash used for investing activities during the six months ended June 30, 2019 was $20.9 million compared to $48.6 million for the same period in 2018.

Investing cash flows for the six months ended June 30, 2019 includes $5.6 million of expenditures at the Florence Project, $10.0 million for capitalized stripping costs and $4.7 million for other capital expenditures at Gibraltar.

Cash provided by financing activities in the second quarter of $3.9 million, includes principal payments for leases and equipment loans of $7.1 million and interest paid of $15.1 million. Cash used by financing activities for the six months ended June 30, 2019 of $0.2 million, includes principal payments for leases and equipment loans of $10.9 million and interest paid of $15.5 million.

In May 2019, Gibraltar entered into an equipment loan with the Company’s share of proceeds being $13.9 million. The loan bears interest at an annual rate of 5.2%, is secured by existing mining equipment at Gibraltar and is repayable in monthly installments with a final maturity date of May 6, 2024. A portion of the proceeds of the loan were used to repay an existing equipment loan of $1.4 million.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

In June 2019, Gibraltar entered into a sale leaseback transaction on some equipment, with the Company’s share of proceeds being $12.2 million. The lease has a term of 54 months. At the end of the lease, Gibraltar can either re-lease the equipment, purchase the equipment at fair market value or return the equipment. The lease contains a fixed early buy-out option exercisable at the end of 48 months. A portion of the proceeds of the financing were used to settle an equipment lease early in the amount of $2.5 million.

Net proceeds from these second quarter equipment refinancings are available for general working capital purposes

At June 30, 2019, the Company had cash and equivalents of $42.0 million (December 31, 2018 - $45.7 million). The Company continues to make monthly principal repayments for leases and equipment loans, however, there are no principal payments required on the senior secured notes until the maturity date in June 2022. The next semi-annual interest payment of US$10.9 million is due on December 15, 2019 on the senior secured notes.

Liquidity outlook

The Company has a pipeline of development stage projects, including the Florence Copper Project, and additional funding will be required to advance these projects to production. The Florence Copper Project has an estimated capital cost based on the Company’s 2017 43-101 technical report of approximately US$204 million (plus reclamation bonding) and the Company expects to fund a portion of these costs with debt financing. The senior secured notes (due in June 2022) allow for up to US$100 million of first lien secured debt to be issued as well as up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture. To address project funding requirements for Florence or other projects, the Company may also raise capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures. The Company may also redeem or repurchase senior secured notes on the market. The Company evaluates these alternatives based on a number of factors including, the prevailing market prices of its common shares and senior secured notes, metal prices, liquidity requirements, covenant restrictions and other factors, in order to determine the optimal mix of capital resources to address capital requirements, minimize the Company’s cost of capital, and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in development projects, debt obligations, and other uses of capital. To partially mitigate commodity price risks, copper put options are entered into for a portion of Taseko’s share of Gibraltar copper production (see section below “Hedging Strategy”).

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection. The Company’s hedging strategy is designed to mitigate short-term declines in copper price.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. In February 2019, the Company spent $0.9 million to purchase copper put options that matured evenly between February and April of 2019. There were no commodity contracts outstanding as at the date of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Commitments and contingencies

Commitments

	Payments due
($ in thousands)	Remainder of 2019	2020	2021	2022	2023	Thereafter	Total
Debt:
Senior secured notes	-	-	-	327,175	-	-	327,175
Interest	14,314	28,628	28,628	14,314	-	-	85,884
Equipment loans:
Principal	2,314	4,816	5,080	4,088	3,005	1,299	20,602
Interest	520	852	589	326	153	17	2,457
Lease liabilities:
Principal	3,651	6,514	3,552	2,101	-	-	15,818
Interest	458	614	192	34	-	-	1,298
Lease related obligation
Rental payment	1,311	2,622	2,622	2,622	2,623	-	11,800
PER [1]	-	-	-	-	-	103,427	103,427
Capital expenditures [2]	417	-	-	-	-	-	417
Other expenditures
Transportation related services [3]	1,719	5,300	5,300	883	-	-	13,202
Other	358	294	-	-	-	-	652

1 The provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar Mine. The Company has provided total reclamation security of $37.3 million for its 75% share of Gibraltar, in the form of reclamation deposits and restricted cash.

2 Capital expenditure commitments include only those items where the Company has entered into binding commitments.

3 Transportation related services commitments include ocean freight and port handling services, which are both cancellable upon certain operating circumstances.

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by Gibraltar in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $13.9 million as at June 30, 2019.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2019		2018				2017
(Cdn$ in thousands, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	86,521	70,274	111,121	74,297	94,273	64,179	95,408	78,508
Net earnings (loss)	(11,012)	(7,931)	(19,720)	7,098	(4,671)	(18,481)	(7,600)	20,136
Basic EPS	(0.04)	(0.03)	(0.09)	0.03	(0.02)	(0.08)	(0.03)	0.09
Adjusted net earnings (loss) *	(17,471)	(14,419)	(1,310)	1,464	2,337	(10,999)	(1,544)	13,405
Adjusted basic EPS *	(0.07)	(0.06)	(0.01)	0.01	0.01	(0.05)	(0.01)	0.06
Adjusted EBITDA *	14,660	10,245	26,489	31,940	32,251	7,537	28,639	42,356

(US$ per pound, except where indicated)
Realized copper price *	2.69	2.91	2.72	2.63	3.13	2.98	3.30	3.00
Total operating costs *	2.01	2.21	2.11	1.58	1.98	2.33	2.11	1.18
Copper sales (million pounds)	24.2	17.5	32.0	21.6	24.2	17.1	24.0	22.6

*Non-GAAP performance measure. See page 20 of this MD&A

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are presented in Note 2.4 of the 2018 annual consolidated financial statements and Note 2 of the June 30, 2019 unaudited condensed consolidated interim financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

Change in Accounting Policies

The Company adopted the new accounting standard IFRS 16, Leases, effective January 1, 2019 using the modified retrospective method. Accordingly, the comparative information presented for 2018 has not been restated and is accounted for under IAS 17 Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. More information on the transition to IFRS 16 is described in Note 3 of the June 30, 2019 unaudited condensed consolidated interim financial statements.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA Trust”) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from 9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share-based option program (refer to Note 15 of the unaudited condensed consolidated interim financial statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2019	2018	2019	2018
Salaries and benefits	3,028	890	4,709	3,877
Post-employment benefits	390	373	779	746
Share-based compensation expense (recovery)	331	171	1,942	(986)
	3,749	1,434	7,430	3,637

Other related parties

 (a) Termination of Service Agreement with HDSI

On December 31, 2018, the Company terminated the services agreement with Hunter Dickinson Services Inc. (“HDSI”), which was a related party as three directors of the Company are also principals of HDSI. In 2018 and prior years, HDSI invoiced the Company for their executive services (director fees) and for other services provided by HDSI under a services agreement dated July 2010.

Effective from January 1, 2019 HDSI no longer provides services to the Company, and the Company had no transactions with HDSI, except for a reimbursement of warehouse rental in the amount of $7 and $20 for the three and six month periods ended June 30, 2019.

For the six month period ended June 30, 2018, the Company incurred total costs of $730 in transactions with HDSI. Of these, $280 related to administrative, legal, exploration and tax services, $310 related to

TASEKO MINES LIMITED

Management’s Discussion and Analysis

reimbursements of office rent costs, and $140 related to director fees for two Taseko directors who are also principals of HDSI.

 (b) Gibraltar Joint Venture

Under the terms of the joint venture operating agreement, Gibraltar pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of Gibraltar and invoices Gibraltar for these expenses.

For the three month period ended June 30, 2019, Management income for $293 (Q2 2018: $290) and reimbursable compensation expenses and third party costs of $16 (Q2 2018: $12) were charged to the joint venture partner. For the six month period ended June 30, 2019, Management income for $583 (2018: $582) and reimbursable compensation expenses and third party costs of $39 (2018: $46) were charged to the joint venture partner.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2019	2018	2019	2018
Cost of sales	98,013	75,961	172,742	141,376
Less:
Depletion and amortization	(30,138)	(17,955)	(50,322)	(32,735)
Net change in inventories of finished goods	3,989	(813)	8,035	154
Net change in inventories of ore stockpiles	(540)	5,007	(413)	1,111
Transportation costs	(4,630)	(4,529)	(7,918)	(7,358)
Insurance recoverable	-	-	-	4,000

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Site operating costs	66,694	57,671	122,124	106,548
Less by-product credits:
Molybdenum, net of treatment costs	(7,243)	(3,830)	(15,062)	(8,839)
Silver, excluding amortization of deferred revenue	(93)	(159)	(279)	(251)
Site operating costs, net of by-product credits	59,358	53,682	106,783	97,458
Total copper produced (thousand pounds)	26,020	25,120	44,661	42,265
Total costs per pound produced	2.28	2.14	2.39	2.31
Average exchange rate for the period (CAD/USD)	1.34	1.29	1.33	1.28
Site operating costs, net of by-product credits (US$ per pound)	1.71	1.66	1.79	1.80
Site operating costs, net of by-product credits	59,358	53,682	106,783	97,458
Add off-property costs:
Treatment and refining costs	5,839	5,938	10,105	9,892
Transportation costs	4,630	4,529	7,918	7,358
Total operating costs	69,827	64,149	124,806	114,708
Total operating costs (C1) (US$ per pound)	2.01	1.98	2.10	2.12

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

●	Unrealized foreign currency gains/losses; and
●	Unrealized gain/loss on copper put options.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended June 30,		Six months ended June 30,
($ in thousands, except per share amounts)	2019	2018	2019	2018
Net loss	(11,012)	(4,671)	(18,943)	(23,152)
Unrealized foreign exchange (gain) loss	(6,258)	7,729	(12,947)	16,061
Unrealized gain on copper put options	(276)	(987)	-	(2,152)
Estimated tax effect of adjustments	75	266	-	581
Adjusted net income (loss)	(17,471)	2,337	(31,890)	(8,662)
Adjusted EPS	(0.07)	0.01	(0.13)	(0.04)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

●	Unrealized foreign exchange gains/losses;
●	Unrealized gain/loss on copper put options; and
●	Share-based compensation.

	Three months ended June 30,		Six months ended June 30,
($ in thousands)	2019	2018	2019	2018
Net loss	(11,012)	(4,671)	(18,943)	(23,152)
Add:
Depletion and amortization	30,138	17,955	50,322	32,735
Finance expense	10,048	9,733	19,790	19,044
Finance income	(299)	(321)	(607)	(644)
Income tax expense (recovery)	(8,125)	2,582	(14,941)	(1,496)
Unrealized foreign exchange (gain) loss	(6,258)	7,729	(12,947)	16,061
Unrealized gain on copper put options	(276)	(987)	-	(2,152)
Amortization of share-based compensation expense (recovery)	444	231	2,231	(608)
Adjusted EBITDA	14,660	32,251	24,905	39,788

Earnings (loss) from mining operations before depletion and amortization

Earnings (loss) from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands)	2019	2018	2019	2018
Earnings (loss) from mining operations	(11,492)	18,312	(15,947)	17,076
Add:

Depletion and amortization	30,138	17,955	50,322	32,735
Earnings from mining operations before depletion and amortization	18,646	36,267	34,375	49,811

Site operating costs per ton milled

	Three months ended June 30,		Six months ended June 30,
(Cdn$ in thousands, except per ton milled amounts)	2019	2018	2019	2018
Site operating costs (included in cost of sales)	66,694	57,671	122,124	106,548

Tons milled (thousands) (75% basis)	5,794	5,592	10,890	11,225
Site operating costs per ton milled	$11.51	$10.31	$11.21	$9.49